UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 5 August, 2009

ASX & MEDIA RELEASE
5 AUGUST, 2009

MARSHALL EDWARDS, INC. LICENSES THE ANTI-CANCER COMPOUND NV-128 FROM NOVOGEN LIMITED

(New Canaan Connecticut and Sydney Australia) - Novogen Limited and Marshall Edwards, Inc. (MSHL) have concluded a Licence Agreement for MSHL to develop and commercialise the oncology compound
NV-128.

NV-128 is a cancer compound which has been shown in pre-clinical studies to promote cancer cell death in multi–drug resistant cancer cells by inducing caspase-independent DNA degradation and cancer cell death via the AKT-mTOR pathway.

The terms of the licence consist of a single upfront payment to Novogen of US$1.5million, a series of payments for reaching the milestones of US Investigational New Drug (IND) approval, entering human testing at phases II and III and receipt of a New Drug Application for marketing and a royalty on sales of five per cent.  MSHL will fund the ongoing clinical programs and is responsible for the commercial development of the drug.

MSHL is also the licencee of the Novogen developed investigational anti-cancer drugs phenoxodiol and triphendiol that are currently in clinical development.  MSHL has concluded recruitment in the phase III Ovature trial for phenoxodiol in chemotherapy resistant ovarian cancer, and has received approval from the US FDA to trial triphendiol in clinical studies in the US for pancreatic cancer and cholangiocarcinoma.  Triphendiol also has orphan drug status from the FDA for these indications and late stage melanoma.

The Chairman of MSHL, Professor Bryan Williams, said the in-licensing of the mTOR inhibitor NV-128 is an exciting extension to the MSHL portfolio.  Each of the drugs in the company portfolio has the benefit of preclinical activity against hard to treat cancers and an expected safety profile that makes their potential as effective anti-cancer agents highly promising.

“NV-128 has a different mode of action to our current drug candidates and its advantages over other mTOR inhibitors auger well for an exciting and valuable addition to the pharmaceutical armamentarium of new cancer treatments.”

About NV-128

NV-128 does not rely on the traditional approach of caspase-mediated apoptosis, a death mechanism which is not effective in cancer cells that have become resistant to chemotherapy.  Rather, NV-128 uncouples a signal transduction cascade which has a key role in driving protein translation and uncontrolled cancer cell proliferation.   Further, NV-128 induces mitochondrial depolarization via the novel mTOR pathway. In cancer cells, mTOR signals enhance tumour growth and may be associated with resistance to conventional therapies.  Inhibition of the mTOR pathway appears to shut down many of these survival pathways, including proteins that protect the mitochondria of cancer cells.  Animal studies have shown that NV-128 not only significantly retards tumour proliferation, inhibiting the progression of ovarian cancers-engrafted into mice, but produces this effect without apparent toxicity.  This effect was shown to be due to caspase-independent pathways involving inhibition of the mTOR pathway.  Unlike analogues of rapamycin, which target only mTORC1, NV-128’s capacity to inhibit mTOR phosphorylation enables it to inhibit both mTORC1 and mTORC2 activity.  This blocks growth factor-driven activation of AKT and the potential for development of chemoresistance.

Marshall Edwards, Inc. (Nasdaq : MSHL) is a US clinical development oncology company and is majority owned by Novogen Limited.

Novogen Limited (ASX : NRT; Nasdaq : NVGN), based in Sydney, Australia, is an Australian biotechnology company that is specialising in the development of therapeutics based on regulation of the sphingomyelin pathway.

More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.